Exhibit (n)(1)

Consent of Independent Registered Public Accounting Firm

We have issued our report dated May 31, 2016, with respect to the financial statements and financial highlights of Infinity Core Alternative Fund for the year ended March 31, 2016 which are contained in the Statement of Additional Information contained in this Registration Statement on Form N-2 (the “Registration Statement”). We consent to the use of the aforementioned report in the Statement of Additional Information in this Registration Statement and to the use of our name as it appears under the captions “Financial Highlights” and “Independent Registered Public Accounting Firm; Legal Counsel” in the Prospectus and under the caption “Independent Registered Public Accounting Firm; Legal Counsel” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ GRANT THORNTON LLP

Chicago, Illinois

April 17, 2017